SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)(1)

Under the Securities Exchange Act of 1934

US AIRWAYS GROUP, INC.

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE

(Title of Class of Securities)

911905107

(CUSIP Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911905107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Fiduciary Counselors Inc. 22-3709903

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization The State of organization is Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 12,975,767 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,975,767 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.06%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 911905107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Corporation 36-3051915

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization The State of organization is Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 12,975,767 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,975,767 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.06%

12.	Type of Reporting Person (See Instructions) HC, CO

Item 1.
	(a)	Name of Issuer US Airways Group, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2345 Crystal Drive Arlington, Virginia 22227

Item 2.
(a)

Name of Person Filing
Aon Fiduciary Counselors Inc. (“Aon Fiduciary Counselors”) is filing this Amendment No. 1 on Schedule 13G (this “Amendment No. 1”) on behalf of itself and its parent, Aon Corporation (“Aon”).(1)  Aon Fiduciary Counselors is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly-owned direct subsidiary of Aon.

(b)

Address of Principal Business Office or, if none, Residence
Aon Fiduciary Counselors’ principal business address is 200 East Randolph Street, Chicago, Illinois 60601.

Aon’s  principal business address is 200 East Randolph Street, Chicago, Illinois 60601.

	(c)	Citizenship Aon Fiduciary Counselors and Aon are both corporations organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, par value $1.00 per share (“Common Stock”)
	(e)	CUSIP Number 911905107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Aon Fiduciary Counselors is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Aon is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(1) The initial Schedule 13G (the “Initial 13G”) to which this Amendment No. 1 relates was filed by Aon, using its SEC CIK identification number, on behalf of itself and Aon Fiduciary Counselors, with the SEC on July 22, 2002.  Subsequent to the filing of the Initial 13G, it was determined that Aon Fiduciary Counselors’ SEC CIK identification number would be more appropriate to use for the filing of any amendments to the Initial 13G because it is the entity that has the relationship with the Issuer (as described in Item 4 below).  Therefore, this Amendment No. 1 is being filed by Aon Fiduciary Counselor’s, using its SEC CIK identification number, on behalf of itself and Aon.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with Rule.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Rule.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Rule.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership
See Items 5 through 9 and Item 11 on pages 2 through 3.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 12,975,767 shares of Common Stock*
	(b)	Percent of class: 19.06%

(According to the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2002, there were approximately 68,096,260 shares of Common Stock outstanding on October 31, 2002.  The percentage beneficial ownership was derived using this number of shares of Common Stock outstanding.)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote - 0 -
		(ii)	Shared power to vote or to direct the vote - 0 -
		(iii)	Sole power to dispose or to direct the disposition of - 0 -
		(iv)	Shared power to dispose or to direct the disposition of 12,975,767

*This Amendment No. 1 is being filed in connection with Aon Fiduciary Counselors’ engagement on June 28, 2002 by US Airways Group, Inc. (“US Airways”) as an independent fiduciary to manage (i) the respective US Airways Common Stock Funds (the “Funds”) which are investment options in the US Airways, Inc. 401(k) Savings Plan, the US Airways, Inc. 401(k) Savings Plan for Pilots, the US Airways, Inc. Employee Savings Plan and the Supplemental Retirement Plan of Piedmont Aviation, Inc. (collectively, the “Plans”) and (ii) the Common Stock held in the US Airways Employee Stock Ownership Plan (the “ESOP”).  In connection with Aon Fiduciary Counselors being appointed as independent fiduciary, US Airways amended each of the Plans to confer upon Aon Fiduciary Counselors full authority to (i) continue to offer the Funds as investment options under the Plans on such terms and conditions as Aon Fiduciary Counselors deems prudent and in the interest of the Plans and their participants, including prohibiting or limiting (e.g., as a percentage of a participant’s account) further purchases or holdings of interests in the Funds or increasing the Funds’ holdings of cash or cash equivalent investments and (ii) terminate the availability of the Funds as investment options on such terms and conditions as  Aon Fiduciary Counselors deems prudent and in the interest of the Plans and their participants (and notwithstanding any participant investment directions to the contrary), including determining the manner and timing of termination of the Funds and orderly liquidation of the assets thereof.  In addition, US Airways amended the ESOP to provide that Aon Fiduciary Counselors has the authority and responsibility over the investment of ESOP assets in Common Stock, including the authority to sell some or all of the ESOP’s Common Stock holdings.  Dividends paid on the Common Stock held by the Funds and the ESOP, if any, are generally reinvested and used to buy additional shares of Common Stock.  The participants in the Plans and the ESOP are allowed to provide confidential directions on how the shares of Common Stock attributable to their accounts should be voted or tendered.

Each of Aon Fiduciary Counselors and Aon disclaims beneficial ownership of the foregoing  12,975,767 shares of Common Stock.  This Amendment No. 1 is filed with respect to Common Stock held in the Funds and in the ESOP on behalf of the participants in the Plans and the ESOP.  Each participant in the Plans has the right to (i) direct the sale of securities held in such participant’s account and (ii) receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such participant’s account, subject, in each case, to the above described fiduciary powers of Aon Fiduciary Counselors.  Further, each participant in the Plans and the ESOP has sole voting power over the securities held in such participant’s account (subject to, with respect to the ESOP, the power of ESOP participants to vote the securities of other participants who do not provide voting instructions for such securities).  To the knowledge of Aon Fiduciary Counselors and Aon, (i) no participant in the Plans or the ESOP has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d) and (ii) there is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such shares.

Item 5.	Ownership of Five Percent or Less of a Class
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Aon is a parent holding company of Aon Fiduciary Counselors and, accordingly, has joined in the filing of this Amendment No. 1 pursuant to Rule 13d-1(b)(ii)(G).

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON FIDUCIARY COUNSELORS INC.
February 13, 2003
Date
/s/ Nell Hennessy
Signature
Nell Hennessy, President
Name/Title

AON CORPORATION
February 13, 2003
Date
/s/ Patrick G. Ryan
Signature
Patrick G. Ryan, Chairman and Chief Executive Officer
Name/Title